Exhibit (b)
July 8, 2009
Steve Workman
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089
United States of America
Dear Steve,
I confirm that SVB’s Credit Committee approved the modification of the Company’s existing credit agreements in the manner outlined on the summary attached hereto. Such modifications are subject to the execution and delivery of amendments by the parties thereto which we will have prepared and forward to the Company
Regards,
Nick Tsiagkas
Relationship Manager
650.320.1144
Enclosure (1)
2400 Hanover Street Palo Alto, California 94304
phone 650.320.1100 svb.com

Summary of Changes
AR Purchase facility amount; Stays at $16 million
LC facility amount: Stays at $4 million
Revolving Line of Credit: $25 million (was $45 million)
Below is a highlight of changes from the existing structure and is subject to signed definitive loan documents.
Usage:
Allow Finisar to use proceeds from line of credit to purchase and retire a portion of existing convertible notes.
*Subject to the successful sale of the Network Tools division for gross proceeds of at least
$40.25 million in cash.
Formula:
No change from existing except 1) elimination of concept of borrowings above $25 million and
2) inclusion of an allowance for receivables from Ericsson and its affiliates covered by acceptable credit insurance of up to 100 days from the invoice date.
Pricing:
SVB Prime + 1.00% (was SVB Prime + 0.50%);
LIBOR + 3.50%. (was LIBOR + 3.0%)
Minimum pricing floors of 4% on SVB Prime option and 1.5% on LIBOR option
Amendment Fee:
$10,000.00
Covenants
Definition of Adjusted Quick Ratio to be modified to exclude deferred revenue and the current portion of subordinated notes from the denominator.
Quarterly AQR:
1.10:1.00
increasing to 1.15 :1.00 at 7/31/09
increasing to 1.25 :1.00 at 7/31/10 (was 1/31/10) and quarterly thereafter
Intra-quarter AQR
0.95 :1.00 up to 10/31/09 (was 7/31/09)
increasing to 1.0:1.00 for each intra-quarter period thereafter
Rolling 2Q EBITDA
not less than $15 million at 4/30/09
decreasing to $7.5 million at 7/31/09
increasing to $15 million at 10/31/09 and quarterly thereafter (was increasing to $20 million at 1/31/10 and thereafter)
Cap on usage of cash
A cap of $50 million on the usage of cash (including proceeds from the line of credit) in the tender process for partial redemption of the existing convertible notes.